Prospectus Supplement No. 6 (to Prospectus dated April 25, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-278673
Prospectus Supplement No. 2 (to Prospectus dated August 12, 2024)	Registration No. 333-280366

BRAND ENGAGEMENT NETWORK INC.

46,752,838 Shares of Common Stock (Inclusive of 21,190,316 Shares of Common Stock

Underlying Warrants, 1,583,334 Shares of Common Stock Underlying Convertible Notes and 163,407 Shares of Common Stock Underlying Options)

6,126,010 Warrants to Purchase Common Stock

6,393,333 Shares of Common Stock (Inclusive of 4,200,000 Shares of Common Stock

Underlying Warrants)

This prospectus supplement updates and supplements the prospectus of Brand Engagement Network Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated April 25, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278673) (the “April Prospectus”) and the prospectus dated August 12, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-280366) (the “August Prospectus,” together with the April Prospectus, the “Prospectuses”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024. Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock, par value $0.0001 per share (the “Common Stock”) and the public warrants representing the right to acquire one share of Common Stock for $11.50 (the “Public Warrants”), are listed on Nasdaq under the symbols “BNAI,” and “BNAIW”, respectively. On August 14, 2024, the last reported sales price of the Common Stock was $2.32 per share, and the last reported sales price of our Public Warrants was $0.14 per Public Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See “Risk Factors” beginning on page 6 of the April Prospectus and page 7 of the August Prospectus to read about factors you should consider before investing in shares of our Common Stock and Public Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2024

BRAND ENGAGEMENT NETWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40130	98-1574798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 E. Snow King Ave

PO Box 1045

Jackson, WY 83001

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 810-7422

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BNAI	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	BNAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 14, 2024, Brand Engagement Network Inc., a Delaware corporation (the “Company”) issued a press release announcing its financial results for the quarter ended June 30, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information furnished pursuant to Item 2.02 (including Exhibit 99.1 hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Exhibits and Financial Statements.

(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release of Brand Engagement Network Inc. issued August 14, 2024 (furnished pursuant to Item 2.02).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRAND ENGAGEMENT NETWORK INC.

By:	/s/ Paul Chang
Name:	Paul Chang
Title:	Co-Chief Executive Officer

Dated: August 14, 2024

Exhibit 99.1

BEN Reports Second Quarter 2024 Financial Results

JACKSON, WY – August 14, 2024 – Brand Engagement Network Inc. (“BEN”) (Nasdaq: BNAI), an emerging provider of safe and secure customer engagement AI, today announced its financial results and key business highlights for the second quarter ended June 30, 2024.

“In the second quarter, we made continued progress on market validation initiatives, with meaningful acceleration in new proof of concepts” said Paul Chang, Co-CEO of BEN. “Looking to the second half of 2024, we expect the maturation of earlier engagements into production-ready deployments”.

Second Quarter 2024 Key Business Highlights

●	Announced promotion of Paul Chang to Co-CEO, with responsibility including the entire BEN commercial operations focused on market validation and commercial growth of the business.

●	Closed a private placement at a premium to market price with existing investors of its common stock and warrants to purchase common stock in the aggregate amount of $4.95 million.

●	Announced collaboration with Skills Acquisition and Innovation Laboratory (SAIL), an educational resource of The Department of Surgery at New York Presbyterian/Weill Cornell Medical Center, to explore AI applications for physician training & patient engagement and access to healthcare.

●	Announced partnership with Valio Technologies to develop AI assistants to support university students’ mental health at universities across South Africa.

●	Achieved Health Insurance Portability and Accountability Act (HIPAA) compliance for healthcare AI assistants demonstrating that its AI-driven virtual assistant solutions meet the highest requirements for secure handling of sensitive patient data.

●	Announced collaboration with OSF HealthCare, an integrated health system caring for patients throughout Illinois and Michigan, to bring BEN’s AI assistants to healthcare providers’ facilities.

●	Announced collaboration with Provana, a highly specialized knowledge process management provider, to integrate BEN’s AI assistants into Provana’s contact center solutions.

Conference Call and Webcast Information

The Company will host a conference call and webcast today, Wednesday, August 14, 2024, at 5:00 p.m. ET hosted by Paul Chang, Co-CEO, Bill Williams, CFO, and introducing Skye, one of BEN’s AI Assistants. Participants can register here to access the live webcast of the conference call. Alternatively, those who want to join the conference call via phone can register at this link to receive a dial-in number and unique PIN.

The webcast will be archived for one year following the conference call and can be accessed on BEN’s investor relations website at https://investors.beninc.ai.

About BEN

BEN (Brand Engagement Network) is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation and operational efficiencies. Powered by a proprietary large language model developed based on years of research and development from leading experts in AI and advanced security methodologies, BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

Additional information about BEN can be found here: https://beninc.ai/.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts, and involve risks and uncertainties that could cause actual results of BEN to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” or “would,” or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside BEN’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: risks relating to the uncertainty of the projected financial information with respect to BEN; uncertainty regarding and the failure to realize the anticipated benefits from future production-ready deployments; the attraction and retention of qualified directors, officers, employees and key personnel; our ability to grow our customer base; BEN’s history of operating losses; BEN’s need for additional capital to support its present business plan and anticipated growth; technological changes in BEN’s market; the value and enforceability of BEN’s intellectual property protections; BEN’s ability to protect its intellectual property; BEN’s material weaknesses in financial reporting; BEN’s ability to navigate complex regulatory requirements; the ability to maintain the listing of BEN’s securities on a national securities exchange; the ability to implement business plans, forecasts, and other expectations; the effects of competition on BEN’s business; and the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments. The foregoing list of factors is not exhaustive.

BEN cautions that the foregoing list of factors is not exclusive. BEN cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. BEN does not undertake nor does it accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, and it does not intend to do so unless required by applicable law. Further information about factors that could materially affect BEN, including its results of operations and financial condition, is set forth under “Risk Factors” in BEN’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q subsequently filed with the Securities and Exchange Commission.

BEN Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com

BRAND ENGAGEMENT NETWORK INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023*
ASSETS
Current assets:
Cash and cash equivalents	$1,431,425	$1,685,013
Accounts receivable, net of allowance	—	10,000
Due from Sponsor	3,000	—
Prepaid expenses and other current assets	1,011,125	201,293
Total current assets	2,445,550	1,896,306
Property and equipment, net	266,777	802,557
Intangible assets, net	17,866,317	17,882,147
Other assets	13,475,000	1,427,729
TOTAL ASSETS	$34,053,644	$22,008,739
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,574,255	$1,282,974
Accrued expenses	5,834,362	1,637,048
Due to related parties	693,036	—
Deferred revenue	—	2,290
Convertible note	1,900,000	—
Short-term debt	891,974	223,300
Total current liabilities	12,893,627	3,145,612
Warrant liabilities	517,899	—
Note payable - related party	—	500,000
Long-term debt	—	668,674
Total liabilities	13,411,526	4,314,286

Stockholders’ equity:
Preferred stock par value $0.0001 per share, 10,000,000 shares authorized, none designated. There are no shares issued or outstanding as of June 30, 2024 or December 31, 2023	—	—
Common stock par value of $0.0001 per share, 750,000,000 shares authorized. As of June 30, 2024 and December 31, 2023, respectively, 36,096,269 and 23,270,404 shares issued and outstanding	3,610	2,327
Additional paid-in capital	43,874,341	30,993,846
Accumulated deficit	(23,235,833)	(13,301,720)
Total stockholders’ equity	20,642,118	17,694,453
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$34,053,644	$22,008,739

 * Derived from audited information

BRAND ENGAGEMENT NETWORK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues	$—	$—	$49,790	$—
Cost of revenues	—	—	—	—
Gross profit	—	—	49,790	—
Operating expenses:
General and administrative	5,255,136	2,779,722	11,765,671	5,396,446
Depreciation and amortization	682,244	220,702	799,591	239,934
Research and development	355,565	76,378	606,236	78,378
Total operating expenses	6,292,945	3,076,802	13,171,498	5,714,758
Loss from operations	(6,292,945)	(3,076,802)	(13,121,708)	(5,714,758)
Other income (expenses):
Interest expense	(19,403)	—	(44,453)	—
Interest income	114	—	3,232	—
Gain on debt extinguishment	1,847,992	—	1,847,992	—
Change in fair value of warrant liabilities	1,456,661	—	1,395,838	—
Other	(42,123)	(31,750)	(15,014)	(31,750)
Other income (expenses), net	3,243,241	(31,750)	3,187,595	(31,750)
Loss before income taxes	(3,049,704)	(3,108,552)	(9,934,113)	(5,746,508)
Income taxes	—	—	—	—
Net loss	$(3,049,704)	$(3,108,552)	$(9,934,113)	$(5,746,508)
Net loss per common share- basic and diluted	$(0.09)	$(0.15)	$(0.34)	$(0.31)
Weighted-average common shares - basic and diluted	33,993,867	20,193,447	29,635,857	18,662,480

BRAND ENGAGEMENT NETWORK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(9,934,113)	$(5,746,508)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	799,591	239,934
Allowance for uncollected receivables	30,000	—
Write off of deferred financing fees	1,427,729	—
Change in fair value of warrant liabilities	(1,395,838)	—
Gain on debt extinguishment	(1,847,992)	—
Stock based compensation, including the issuance of restricted shares	1,262,090	4,284,468
Changes in operating assets and liabilities:
Prepaid expense and other current assets	(793,008)	(124,153)
Accounts receivable	(20,000)	500
Accounts payable	3,591,279	(224,141)
Accrued expenses	(1,730,320)	250,967
Other assets	—	67,370
Deferred revenue	(2,290)	—
Net cash used in operating activities	(8,612,872)	(1,251,563)
Cash flows from investing activities:
Purchase of property and equipment	(26,316)	(7,359)
Purchase of patents	—	(172,220)
Capitalized internal-use software costs	(73,414)	(144,448)
Asset acquisition (Note E)	—	(257,113)
Net cash used in investing activities	(99,730)	(581,140)
Cash flows from financing activities:
Cash and cash equivalents acquired in connection with the reverse recapitalization	858,292	—
Proceeds from the sale of common stock	8,518,750	—
Proceeds from convertible notes	—	1,400,000
Proceeds from related party note	—	620,000
Proceeds received from option exercises	—	10,938
Proceeds received from warrant exercise	20,264	10,000
Payment of deferred financing costs	(858,292)	(36,934)
Payment of related party note	(80,000)	—
Advances to related parties	—	(31,565)
Proceeds received from related party advance repayments	—	146,337
Net cash provided by financing activities	8,459,014	2,118,776
Net (decrease) increase in cash and cash equivalents	(253,588)	286,073
Cash and cash equivalents at the beginning of the period	1,685,013	2,010
Cash and cash equivalents at the end of the period	$1,431,425	$288,083

BRAND ENGAGEMENT NETWORK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
	2024	2023
Supplemental Cash Flow Information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—
Supplemental Non-Cash Information
Issuance of common stock pursuant to Reseller Agreement	$13,475,000	$—
Stock-based compensation capitalized as part of capitalized software costs	$205,154	$—
Settlement of accounts payable and debt into common shares	$322,008	$432,963
Settlement of accounts payable into convertible note	$1,900,000	$—
Conversion of notes into common shares	$—	$1,400,000
Warrants exercise through settlement of accounts payable	$—	$30,000
Property and equipment in accounts payable	$—	$45,701
Financing costs in accrued expenses	$200,000	$—
Issuance of common stock in connection with asset acquisition	$—	$16,012,750